FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on November 27, 2012

Tel Aviv, November 27, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron", the "Company") hereby announces, further to its announcement on November 23, 2012, that the sale of all the shares of Sync-Rx Ltd. ("Sync-Rx") to Volcano Corporation (Nasdaq: VOLC) (the "Acquirer") was completed today. Sync-Rx was approximately 87% held by RDC – Rafael Development Corporation Ltd. ("RDC"), Elron's subsidiary. As a result:

1.
Out of the consideration the Acquirer paid for the purchase of Sync-Rx, RDC received an amount of approximately $15.8 million (of which an amount of approximately $3 million was deposited in escrow for a period of 18 months).

2.	Elron will record a net income in the fourth quarter of 2012 estimated at this stage at approximately $8 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 27, 2012